September 11, 2018

John Tus
Vice President and Controller
Honeywell International Inc.
115 Tabor Road
Morris Plains, NJ 07950

       Re: Honeywell International Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 9, 2018
           File No. 001-08974

Dear Mr. Tus:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure